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SEC FILE NUMBER
8-66503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Petrie Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1144 15th Street, Suite 3900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Bock	303-953-5398	mike@petrie.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Ct. Suite 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michael E. Bock</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Petrie Partners Securities, LLC</u> , as of <u>December 31</u> , 2 <u>021</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:

Managing Director



NEZELIA BALDERRAMA
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20214039994
MY COMMISSION EXPIRES NOV 4, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PETRIE PARTNERS SECURITIES, LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2021

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3)

A statement of financial condition, bound separately,
has been filed with the SEC simultaneously herewith as a public document.

Table of Contents

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Petrie Partners Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC as of December 31, 2021 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Petrie Partners Securities, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Petrie Partners Securities, LLC's management. Our responsibility is to express an opinion on Petrie Partners Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Petrie Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1 of the SEC (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Petrie Partners Securities, LLC's financial statements. The supplemental information is the responsibility of Petrie Partners Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Petrie Partners Securities, LLC's auditor since 2012.
Auburn Hills, Michigan
March 9, 2022

PETRIE PARTNERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2021

Assets

Current assets		
Cash and cash equivalents	$	229,735
Marketable securities owned		1,002,211
Deferred contract costs		100,000
Due from Parent		68,785
Accounts receivable		100,000
Unbilled out-of-pocket expenses		16,095
Total current assets		1,516,826
Goodwill		60,000
Total assets	$	1,576,826

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued expenses	$	42,408
Deferred revenue		100,000
Total current liabilities		142,408
Member's equity		1,434,418
Total liabilities and member's equity	$	1,576,826

See notes to financial statements.

PETRIE PARTNERS SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Fairness opinion fees	$ 2,269,909
Advisory fees	131,840
Success fees	14,498,284
Underwriting fees	100,000
Client Reimbursements	170,701
Total revenues	17,170,734
Operating expenses	
Cost sharing expense	1,698,956
Professional fees	184,124
Other expenses	42,186
Regulatory costs	53,586
Total operating expenses	1,978,852
Operating income	15,191,882
Other income	
Dividend and interest income	72
Other income	49,142
Total other income	49,214
Net income	$ 15,241,096

PETRIE PARTNERS SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance - December 31, 2020	$	893,322
Distributions		(14,700,000)
Net income		15,241,096
Balance - December 31, 2021	$	1,434,418

PETRIE PARTNERS SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 15,241,096
Adjustments to reconcile net income to net cash	
from operating activities	
Changes in assets and liabilities	
Accounts receivable	(42,051)
Unbilled out-of-pocket expenses	47,201
Deferred contract costs	188,956
Due to / from Parent, net	54,354
Accounts payable and accrued expenses	(60,088)
Deferred revenue	(603,454)
	(415,082)
Net cash provided by operating activities	14,826,014
Cash flows from investing activities	
Purchase of marketable securities	(1,000,070)
Net cash used in investing activities	(1,000,070)
Cash flows from financing activities	
Distributions to member	(14,700,000)
Net cash used in financing activities	(14,700,000)
Net decrease in cash and cash equivalents	(874,056)
Cash and cash equivalents - beginning of year	1,103,791
Cash and cash equivalents - end of year	$ 229,735

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Petrie Partners Securities, LLC (the "Company"), a Delaware limited liability company is a registered broker/dealer with the SEC and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company was first registered as a broker/dealer on November 3, 2004 when its predecessor, Luopan Capital, LLC ("Luopan"), an Illinois limited liability company formed in 2002, became registered with the SEC and a registered member of FINRA.

The Company is a wholly owned subsidiary of Petrie Partners, LLC, a Delaware limited liability company (the "Parent"), incorporated on April 26, 2011 under the name Strategic Energy Advisors, LLC ("SEA"). The Parent acquired Luopan on May 31, 2012.

The Parent is a boutique investment banking firm offering financial advisory services to the oil and gas industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements, corporate restructurings or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best efforts underwritings, is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Company that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout 2021 without exception.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated with unaffiliated parties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Revenue Recognition

The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leverage buyouts, restructurings, activism and defense and similar corporate finance matters. The Company's investment banking services also include services related to providing fairness opinions, securities underwriting and private placement services. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately verses together may require significant judgement. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, the Company has concluded that performance obligations are satisfied over time. This is based on the premise that the Company transfers control of services and the client simultaneously receives the benefits from these services over the course of the engagement. For performance obligations satisfied at a point in time, determining when control transfers requires the Company to make significant judgements that affect the timing of when revenue is recognized. The Company records revenue for each revenue stream as follows:

Success fees – With respect to success fees, there are no distinct performance obligations aside from advisory activities, which generally focus on achieving a milestone, typically the closing of a transaction. These advisory services are provided over time throughout the contract period. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally upon the closing of a transaction, or point in time recognition. Accordingly, in any given period, success fees recognized for certain transactions may relate to services performed in prior periods. In circumstances in which advisory fees are received in advance of services, these fees are initially recorded as deferred revenue (a contract liability) on the Statement of Financial Condition, and subsequently recognized as revenue on the Statement of Operations during the applicable time period within which the performance obligation is met or the contract is terminated. Success fees for advisory services, such as mergers and acquisition or restructuring advice, are recognized when it is determined that the reversal of revenue is not probable and all requirements for revenue recognition are satisfied, which is generally at closing of the transaction for a merger or, in the case of a restructuring, upon the closing of a certain asset sale or financing transactions or upon emergence of the reorganized company from bankruptcy, as applicable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Fairness opinion fees – With respect to fairness opinions, fees are typically fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event that the Company was to receive a fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue (a contract liability) on the Statement of Financial Condition and subsequently recognized as fairness opinion fee revenue when the conditions of completion are satisfied.

Advisory Fees **-** Advisory fees of $131,840 for the year ended December 31, 2021 have been recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition.

Underwriting fees **-** The Company may underwrite securities offerings for clients that choose to issue securities in the public market. Revenues are earned from fees arising from such securities offerings in which the Company acts as an underwriter. At the time of pricing, the Company enters into an underwriting agreement with the issuer committing the Company to purchase a certain amount of securities from the issuer and setting forth the Company's compensation therefor. Revenue is recognized at the point in time when the underwriting agreement is executed, or the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as this is the point at which it commits to purchase shares pursuant to the underwriting agreement. There are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital market offering at that point.

Client Reimbursements – The Company recognizes revenue from costs reimbursed by clients at the point in time the performance obligations under the related contracts have been met.

Marketable Securities Owned

At December 31, 2021, marketable securities held by the Company were adjusted through unrealized gains (losses) to reflect the readily determinable fair value at this measurement date.

Unbilled Out-of-Pocket Expenses

In accordance with individually negotiated fee contracts with clients, the Company bills its clients for out-of-pocket expenses that were included in the Statement of Financial Condition. As of December 31, 2021, the Company had incurred, but not yet billed, out-of-pocket expenses totaling $16,095.

Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

During the year ended December 31, 2021, four clients accounted for 98% of total revenues.

Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. Goodwill is tested annually for impairment and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or goodwill is more likely than not less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. The Company first compares the estimated fair value of the reporting unit or goodwill to its carrying value. The second step, if necessary, measures the amount of such impairment by comparing the implied fair value of the asset to its carrying value. No impairment of goodwill was recognized for the year ended December 31, 2021.

Income Taxes

As a single-member limited liability company, the Company is included in the consolidated federal and state income tax returns filed by the Parent. The Parent has elected to be treated as an S-corporation for income tax purposes. This form of election is a pass-through tax structure, so all taxable income and losses are reported on the income tax returns of the members, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2021.

Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

Note 3 - Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following is a description of the valuation methodologies used for assets measured at fair value:

Fixed Income Mutual Funds: Valued at the closing price reported on the active market on which the funds and individual securities are traded.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2021 are classified in the tables below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Fixed Income Mutual Funds	$ 1,002,211	$ -	$ -	$ 1,002,211

Note 4 – Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing difference between the Company's performance and the client's payments. The Company's accounts receivable, deferred contract costs, unbilled out-of-pocket expenses and deferred revenue (contract liabilities) for the year ended December 31, 2021 are as follows:

	Accounts receivable	Deferred contract costs	Unbilled out-of-pocket expenses	Deferred revenue (Contract liabilities)
Balance at January 1, 2021	$ 57,949	$ 288,956	$ 63,296	$ 703,454
Additions	100,000	600,594	183,831	947,170
Reduction due to recognition of cost or revenue	(57,949)	(789,550)	(231,032)	(1,550,624)
Balance at December 31, 2021	$ 100,000	$ 100,000	$ 16,095	$ 100,000

Note 5 - Carried Interest

In January 2014, pursuant to its engagement with Altira Group, LLC, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by Altira Management VI LLC ("Altira GP") in Altira Fund VI L.P. ("Altira Fund"). Altira Fund is a $122 million private venture fund focused on investing in equity and equity-oriented securities of privately held companies in the energy technology sector. The carried interest entitles the Altira GP to a share of the discretionary distributions from Altira Fund investment returns equal to 20% (1% net to the Company) of all discretionary distributions after the limited partners in Altira Fund have received a return of their capital invested. As of the January 2014 grant date, the Altira Fund was less than 10% invested and had more than four years of remaining investment period. In determining the fair value of its carried interest, the Company considered (i) the potential timing and range of potential values to be realized on the Altira Fund investments, (ii) the amount of time remaining in the investment period, (iii) the remaining capital to be invested, and (iv) the subordination of distributions to Altira GP relative to the limited partner distributions. As a result of the fair value analysis performed, the Company determined the fair value of the carried interest to be de minimis at the time of grant; therefore, no impairment assessment is required. The Company recorded $49,142 of revenue associated with the grant from Altira GP during the year ended December 31, 2021. Future revenues, if any, will be recognized in the period in which distributions are declared by Altira GP.

Note 6 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, as of January 1, 2021, the Company agreed to pay the Parent $130,000 per month for its share of administrative and overhead costs borne by the Parent, subject to quarterly and annual adjustments as needed. Total cost sharing payments made during the year ended December 31, 2021 were $1,510,000, of which $100,000 is capitalized in deferred contract costs as of December 31, 2021. Total cost sharing expense recorded during the year ended December 31, 2021 was $1,698,956, of which $288,956 were capitalized in deferred contract costs as of January 1, 2021 and were recognized as performance obligations that were completed during the year.

During the year ended December 31, 2021, the Parent paid some of the Company's client-related out-of-pocket expenses directly. The balance due from the Parent for over payment of the cost-sharing expenses less the out-of-pocket expenses owed to Parent as of December 31, 2021 was a net $68,785, which is included in the accompanying statement of financial condition.

Note 7 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2021 was $1,051,168, which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital ratio was .1718 to 1 as of December 31, 2021.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through March 9, 2022, which is the date that the financial statements were issued and has determined the following event required disclosure.

Effective January 1, 2022, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent $130,000 per month for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed and can be terminated by either party with one month's notice.

SUPPLEMENTAL INFORMATION

PETRIE PARTNERS SECURITIES, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the SEC
December 31, 2021

Total member's equity	$ 1,434,418
Deductions	
Deferred contract costs	(100,000)
Due from parent	(107,000)
Accounts receivable	(100,000)
Unbilled out-of-pocket expenses	(16,095)
Goodwill	(60,000)
	(383,095)
Net capital before haircuts on securities positions	1,051,323
Haircut on marketable securities	(155)
Net capital	$ 1,051,168
Total aggregate indebtedness	$ 180,623
Net capital	$ 1,051,168
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	100,000
Excess net capital	$ 951,168
Aggregate indebtedness to net capital	.1718

Reconciliation with Company's computation:

    There are no differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Petrie Partners Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Petrie Partners Securities, LLC indicated that Petrie Partners Securities, LLC is not claiming an exemption from 17 C.F.R. §240. 15c3-3 under paragraph (k) but instead is filing the Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it is engaged in the private placement of securities, mergers and acquisitions advisory services, and investment banking activities and affirmed that Petrie Partners Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (the "exemption conditions"). In addition, Petrie Partners Securities, LLC affirmed that Petrie Partners Securities, LLC met the identified exemption conditions throughout the most recent fiscal year without exception. Petrie Partners Securities, LLC's management is responsible for its reliance on Footnote 74, compliance with the described exemption conditions, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petrie Partners Securities, LLC's compliance with the exemption conditions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
March 9, 2022

PRAXITY
Empowering Business Globally



PETRIE PARTNERS SECURITIES, LLC

EXEMPTION REPORT

Petrie Partners Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Company is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Petrie Partners Securities, LLC

I, Michael E. Bock, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Managing Director

March 9, 2022